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                         PATRIOT NATIONAL BANCORP, INC.
                               900 Bedford Street
                           Stamford, Connecticut 06901

                                  July 29, 2005




U.S. Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:  Patriot National Bancorp, Inc.
     Registration Statement on Form SB-2
     Request for Acceleration of Effectiveness
     File No. 333-124312


Dear Sir or Madam,

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Patriot National Bancorp, Inc. (the "Company") hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m. on August 2, 2005, or as soon as practicable thereafter.

         In making this request, the Company acknowledges that:

                  o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                  o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


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                  o        the Company may not assert this action as defense in
                           any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                    PATRIOT NATIONAL BANCORP, INC.



                                    By:  /s/ CHARLES F. HOWELL
                                         --------------------------------------
                                         Charles F. Howell
                                         President


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[GRAPHIC OF SANDLER O'NEILL LOGO]



                                  919 Third Avenue, 6th Fl., New York, NY 10022
                                                 Tel: 212.466.7800/800.635.6851
                                                              Fax: 212.466.7888

                                          July 29, 2005


BY FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      RE: PATRIOT NATIONAL BANCORP, INC. -
          REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-124312)


Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby join Patriot National Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced registration statement on Form SB-2 be declared effective on August 2, 2005, at 4:00pm., or as soon thereafter as practicable.

                          Very truly yours,


                          SANDLER O'NEILL & PARTNERS, L.P.
                          By: Sandler O'Neill & Partners Corp.,
                                 the sole general partner

                          /s/ MICHAEL LACOVARA
                          --------------------------------------------
                          Michael Lacovara
                          An Officer of the Company





Sandler O'Neill & Partners, L.P., is a limited partnership, the sole general partner of which is Sandler O'Neill & Partners Corp., a New York Corporation.